UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2015

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is the Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders of Global Ship Lease, Inc. (the “Company”) to be held on August 28, 2015. The information included in Exhibit I is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-197518).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: July 31, 2015	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

July 23, 2015

TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.

Enclosed is a notice of the 2015 Annual Meeting of Shareholders (the “Meeting”) of Global Ship Lease, Inc. (the “Company”), which will be held at the Company’s administrative office at Portland House, Stag Place, London SW1E 5RS on August 28, 2015 at 3:00 p.m. local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Term I Directors to serve until the 2018 Annual Meeting of Shareholders (“Proposal One”);

2.	To adopt the Global Ship Lease, Inc. 2015 Equity Incentive Plan (“Proposal Two”);

3.	To ratify the appointment of PricewaterhouseCoopers Audit, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015 (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One, Proposal Two and Proposal Three requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the meeting until a quorum is present.

You are cordially invited to attend the Meeting in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Ian Webber
Chief Executive Officer

GLOBAL SHIP LEASE, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 28, 2015

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Global Ship Lease, Inc. (the “Company”) will be held at Portland House, Stag Place, London SW1E 5RS on August 28, 2015 at 3:00 p.m. local time, for the following purposes, of which items one through three are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Term I Directors to serve until the 2018 Annual Meeting of Shareholders (“Proposal One”);

2.	To adopt the Global Ship Lease, Inc. 2015 Equity Incentive Plan (“Proposal Two”);

3.	To ratify the appointment of PricewaterhouseCoopers Audit, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015 (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 9, 2015 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership.

If you attend the Annual Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

BY ORDER OF THE BOARD OF DIRECTORS

Susan Cook
Secretary

July 23, 2015

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 28, 2015

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on August 28, 2015 at Portland House, Stag Place, London SW1E 5RS at 3:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 23, 2015.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 9, 2015 (the “Record Date”), the Company had outstanding 47,541,484 Class A common shares (the “Class A Common Shares”) and 7,405,956 Class B Common Shares (together with the Class A Common Shares, the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.

The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Class A Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GSL”.

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

Important Notice Regarding the Availability of Proxy Materials

for the Shareholder Meeting to Be Held on August 28, 2015

The Notice of Annual Meeting of Shareholders and Proxy Statement are available free of charge at www.globalshiplease.com or at www.edocumentview.com/GSL

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has six directors on its Board, which is divided into three classes, as follows:

Name	Current Position
Guy Morel	Term I Director

John van de Merwe	Term I Director

Howard Boyd	Term II Director

Angus R. Frew	Term II Director

Michael S. Gross	Term III Director

Alain Wils	Term III Director

As provided in the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our two Term I directors expires at the Meeting. Accordingly, the Board has nominated Guy Morel and John van de Merwe, each as a Term I director, for re-election as directors whose term would expire at the 2018 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each such nominee will be able to serve, but, if before the election such nominee becomes unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominee for directors of the Company is set forth below:

Name	Age	Current Position
Guy Morel	66	Term I Director

John van de Merwe	63	Term I Director

Certain biographical information about Messrs. Morel and van de Merwe is set forth below.

Guy Morel. Mr. Morel has been a director since August 2008 and is a member of the Audit Committee and the Nominating and Corporate Governance Committee of the Board. Mr. Morel was the general secretary of InterManager, the International Association of Shipmanagers from 2007 to 2010. From 2005 to 2007, he was a professor of corporate finance and director of development at the International

University of Monaco. From 1993 to 2004, he was the president, director and chief operating officer of MC Shipping Inc., a company quoted on the American Stock Exchange, and involved in the ownership and time chartering of containerships and LPG carriers. Between 1979 and 1993, Mr. Morel was one of the founders, a director and a shareholder of V.Ships Inc., a leading ship management group, where he was senior vice president in charge of strategic planning and marketing. Prior to 1979, he was a consultant with Data Resources Inc., an American consulting group involved in econometric modeling and economic forecasting. Mr. Morel holds a Bachelor’s Degree in civil engineering from Ecole Centrale de Paris and an MBA from Harvard Business School.

John J. van de Merwe. Mr. van de Merwe was appointed a director by the Board on May 8, 2014. With over 40 years of experience in operations, sales, pricing, marketing, geographic management, logistics, general and executive management in the international transportation industry, he is currently an independent consultant based in the Netherlands, providing services on maritime, transportation and logistics related topics, an activity he started in 2006. Mr. van de Merwe joined CMA CGM in 2000 to become President, later President/CEO of their high growth North American entity, based in Secaucus, New Jersey and later Marseille. He retired in 2006. He started his career in Rotterdam, the Netherlands where he joined Sea-Land Service Inc. (“Sea-Land”) in 1972 in operations. He subsequently spent 28 years with Sea-Land. He held a number of management positions in sales, operations, pricing, becoming General Manager for North Europe in 1988. In 1990 he assumed responsibility for 29 countries, 23 ports and over 1,000 staff as Vice President/General Manager Europe which role included business development in the former Soviet Union. In 1990, Mr. van de Merwe became the first non-American Officer of Sea-Land and, in 1997, he was appointed Division Head for the new Asia/Middle East/ Europe Division. He also served on the Senior Management Board and pioneered the concept of a shared service center for Sea-Land in Mumbai. Mr. van de Merwe holds an International Marketing Degree from Netherlands Institute for Marketing.

Messrs. Morel and van de Merwe are “independent directors,” as such term is defined in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE rules.

Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions will have no effect on the outcome of Proposal One, and broker non-votes will count as votes against Proposal One.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

PROPOSAL TWO

ADOPTION OF THE GLOBAL SHIP LEASE, INC. 2015 EQUITY INCENTIVE PLAN

There are only 1,877 aggregate number of Class A Common Shares that may be delivered pursuant to awards granted under the Global Ship Lease, Inc. 2008 Equity Incentive Plan. The Board is therefore submitting for adoption by the Company’s shareholders the Global Ship Lease, Inc. 2015 Equity Incentive Plan (the “Plan”). Following the adoption of the Plan, the Board does not intend to make any additional grants under the current equity incentive plan of the Company, the 2008 Equity Incentive Plan.

The Plan will provide a means by which employees, consultants and directors of the Company, including non-employee directors of the Company, may receive options, share appreciation rights, share grants, share units and dividend equivalents.

The following description of the Plan is a summary of the material terms of the Plan. The entire text of the Plan is attached as Appendix A to this proxy statement.

The purpose of the Plan is to provide the Company and its subsidiaries with an effective means to attract and retain highly qualified personnel as well as to provide additional incentives to non-employee directors and employees who provide services to the Company or any of its subsidiaries. The Plan is expected to contribute to the attainment of these objectives by offering non-employee directors and selected employees the opportunity to acquire share ownership interests in the Company.

The Plan will be administered by the Board or a committee of the Board. Subject to adjustment as provided below, the maximum aggregate number of Class A Common Shares that may be delivered pursuant to awards granted under the Plan during the 10-year term of the Plan is 1,500,000. The maximum number of Class A Common Shares with respect to which awards may be granted to any participant in the Plan in any fiscal year is 500,000 per participant. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to other awards under the Plan.

In the event that the Company is subject to a change of control, the Plan administrator in its discretion may make such adjustments and other substitutions to the Plan and outstanding awards under the Plan as it deems equitable or desirable in its sole discretion.

The exercise price for options cannot be less than 100% of the fair market value on the date of grant. The maximum term of each stock option agreement shall not exceed 10 years from the date of the grant.

Share appreciation rights, or SARs, may provide for a maximum limit on the amount of any payout notwithstanding the fair market value on the date of exercise of the SAR. The exercise price of a SAR shall not be less than 100% of the fair market value on the date of grant. The SAR agreement shall also specify the maximum term of the SAR which shall not exceed 10 years from the date of grant.

Share grants may be issued with or without cash consideration under the Plan. The holder of a share grant awarded under the Plan shall have the same voting, dividend and other rights as the Company’s other Class A common shareholders. The Plan administrator may provide a participant who holds share grants with dividends or dividend equivalents payable in cash, Class A Common Shares or other property.

Settlement of vested share units may be in the form of cash, shares or any combination of both, as determined by the Plan administrator at the time of the grant of the share units. Methods of converting share units into cash may include (without limitation) a method based on the average fair market value of shares over a series of trading days. The holders of share units shall have no voting rights.

Subject to the provisions of the Plan, awards granted under the Plan may include dividend equivalents. The Plan administrator may determine the amounts, terms and conditions of any such awards provided that they comply with applicable laws.

The Plan will be effective as of the date it is approved by shareholders. No award may be granted under the Plan after the tenth anniversary of the date of shareholder approval of the Plan.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions will have no effect on the outcome of Proposal Two, and broker non-votes will count as votes against Proposal Two.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THE GLOBAL SHIP LEASE, INC. 2015 EQUITY INCENTIVE PLAN.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers Audit as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015.

PricewaterhouseCoopers Audit has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent registered public accounting firm.

The Audit Committee of the Board has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee has pre-approved services, subject to a detailed pre-approval policy and procedure established by them and also subject to a limit for all non-audit fees of $100,000 per year.

Required Vote. Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions will have no effect on the outcome of Proposal Three. There are no broker non-votes for auditor ratification because brokers have discretion to vote on the ratification of the selection of the Company’s independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDIT AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from commercial document retrieval services and at the World Wide Web site maintained by the SEC at http://www.sec.gov. You may also read and copy any reports or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Furthermore, you may inspect those reports and other information concerning the Company at the NYSE offices, 20 Broad Street, New York, New York 10005.

The Company’s web site is located at http://www.globalshiplease.com. The Company’s Annual Reports on Form 20-F, Reports on Form 6-K and other filings with the SEC are available, free of charge, through its web site, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on the Company’s web site is not incorporated by reference in this Proxy Statement and does not constitute a part of this Proxy Statement.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Susan Cook
Secretary

July 23, 2015

APPENDIX A

GLOBAL SHIP LEASE, INC. 2015 EQUITY INCENTIVE PLAN

TABLE OF CONTENTS

Section 1.	INTRODUCTION		1

Section 2.	DEFINITIONS		1
	(a)	“Affiliate”	1
	(b)	“Award”	1
	(c)	“Award Agreement”	1
	(d)	“Board”	1
	(e)	“Cashless Exercise”	1
	(f)	“Cause”	2
	(g)	“Change in Control”	2
	(h)	“Committee”	3
	(i)	“Common Stock”	3
	(j)	“Company”	3
	(k)	“Consultant”	3
	(l)	“Director”	3
	(m)	“Disability”	3
	(n)	“Employee”	4
	(o)	“Exchange Act”	4
	(p)	“Exercise Price”	4
	(q)	“Fair Market Value”	4
	(r)	“Fiscal Year”	4
	(s)	“Key Service Provider”	4
	(t)	“Non-Employee Director”	5
	(u)	“Option”	5
	(v)	“Optionee”	5
	(w)	“Parent”	5
	(x)	“Participant”	5
	(y)	“Plan”	5
	(z)	“Re-Price”	5
	(aa)	“SAR Agreement”	5
	(bb)	“SEC”	5
	(cc)	“Securities Act”	6
	(dd)	“Service”	6
	(ee)	“Share”	6
	(ff)	“Stock Appreciation Right”	6
	(gg)	“Stock Grant”	6
	(hh)	“Stock Grant Agreement”	6
	(ii)	“Stock Option Agreement”	6
	(jj)	“Stock Unit”	6
	(kk)	“Stock Unit Agreement”	6
	(ll)	“Subsidiary”	7
	(mm)	“UK Stock Option Agreement”	7

Section 3.	ADMINISTRATION		7
	(a)	Committee Composition	7
	(b)	Authority of the Committee	7
	(c)	Indemnification	8

Section 4.	GENERAL		8
	(a)	General Eligibility	8
	(b)	Restrictions on Shares	9
	(c)	Beneficiaries	9
	(d)	Performance Conditions	9
	(e)	No Rights as a Stockholder	9
	(f)	Termination of Service	9

Section 5.	SHARES SUBJECT TO PLAN AND SHARE LIMITS		10
	(a)	Basic Limitation	10
	(b)	Additional Shares	10
	(c)	Dividend Equivalents	10
	(d)	Share Limits	10
		(i) Limits on Options	10
		(ii) Limits on SARs	10
		(iii) Limits on Stock Grants and Stock Units	10

Section 6.	TERMS AND CONDITIONS OF OPTIONS		11
	(a)	Stock Option Agreement	11
	(b)	Number of Shares	11
	(c)	Exercise Price	11
	(d)	Exercisability and Term	11
	(e)	Payment for Option Shares	11
	(f)	Modifications or Assumption of Options	12
	(g)	Assignment or Transfer of Options	12

Section 7.	TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS		12
	(a)	SAR Agreement	12
	(b)	Number of Shares	12
	(c)	Exercise Price	13
	(d)	Exercisability and Term	13
	(e)	Exercise of SARs	13
	(f)	Modification or Assumption of SARs	13
	(g)	Assignment or Transfer of SARs	13

Section 8.	TERMS AND CONDITIONS FOR STOCK GRANTS		14
	(a)	Time, Amount and Form of Awards	14
	(b)	Stock Grant Agreement	14
	(c)	Payment for Stock Grants	14
	(d)	Vesting Conditions	15
	(e)	Assignment or Transfer of Stock Grants	15
	(f)	Voting and Dividend Rights	15
	(g)	Modification or Assumption of Stock Grants	15

Section 9.	TERMS AND CONDITIONS OF STOCK UNITS		15
	(a)	Stock Unit Agreement	15
	(b)	Number of Shares	15
	(c)	Payment for Awards	15
	(d)	Vesting Conditions	15
	(e)	Form and Time of Settlement of Stock Units	16
	(f)	Voting and Dividend Rights	16
	(g)	Creditors’ Rights	16
	(h)	Modification or Assumption of Stock Units	16
	(i)	Assignment or Transfer of Stock Units	16

Section 10.	PROTECTION AGAINST DILUTION		17
	(a)	Adjustments	17
	(b)	Participant Rights	17
	(c)	Fractional Shares	18

Section 11.	EFFECT OF A CHANGE IN CONTROL		18
	(a)	Change in Control	18
	(b)	Acceleration	18
	(c)	Dissolution	18

Section 12.	LIMITATIONS ON RIGHTS		18
	(a)	Participant Rights	18
	(b)	Stockholders’ Rights	19
	(c)	Regulatory Requirements	19

Section 13.	TAXES		19
	(a)	General	19
	(b)	Share Withholding	19

Section 14.	DURATION AND AMENDMENTS		20
	(a)	Term of the Plan	20
	(b)	Right to Amend or Terminate the Plan	20

2015 GLOBAL SHIP LEASE, INC.

EQUITY INCENTIVE PLAN

INTRODUCTION.

On July 9, 2015, the Board adopted Global Ship Lease, Inc. 2015 Equity Incentive Plan, which shall become effective upon its approval by the Company’s stockholders (the “Effective Date”).

The purpose of this Plan is to promote the long-term success of the Company and the creation of stockholder value by offering Key Service Providers the opportunity to share in such long-term success by acquiring a proprietary interest in the Company.

The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options, Stock Appreciation Rights, Stock Grants and Stock Units.

The Plan shall be governed by, and construed in accordance with, the laws of the Republic of the Marshall Islands (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Award Agreement.

DEFINITIONS.

“Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

“Award” means an Option, SAR, Stock Grant or Stock Unit.

“Award Agreement” means any Stock Option Agreement, SAR Agreement, Stock Grant Agreement or Stock Unit Agreement.

“Board” means the Board of Directors of the Company, as constituted from time to time.

“Cashless Exercise” means, to the extent that a Stock Option Agreement so provides and as permitted by applicable law, a program approved by the Committee in which payment of the aggregate Exercise Price and/or satisfaction of any applicable tax or withholding obligations may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares subject to an Option and to deliver all or part of the sale proceeds to the Company.

“Cause” means, except as may otherwise be provided in a Participant’s Award Agreement, (i) Participant’s willful failure to perform his or her duties and responsibilities to the Company or material violation of a written Company policy; (ii) Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant’s willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Committee and shall be conclusive and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s Service at any time as provided in Section 12(a), and the term “Company” will be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

“Change in Control Transaction” means the consummation of any of the following transactions:

The acquisition, directly or indirectly, by any individual, partnership, firm, company, association, trust, unincorporated organization or other entity (a “Person”), or any Persons acting as a “group” within the meaning of Section 13(d)(3) of the Exchange Act (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities of the Company representing more than 50% of the total combined voting power of the Company’s then outstanding shares of voting capital stock;

The Company disposing of all or substantially all of its assets;

10% or more of the value of the assets of the Company, or shares of voting capital stock of the Company are about to be transferred, or have been transferred, because of any taking, seizure, or defeasance as a result of, or in connection with (i) nationalization, expropriation, confiscation, coercion, force or duress, or other similar action under the laws of the Republic of the Marshall Islands, or (ii) the imposition by the Republic of the Marshall Islands of a confiscatory tax, assessment, or other governmental charge or levy;

The merger of the Company with or into another corporation in which securities possessing more than 50% of the total combined voting power of the Company are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

For the avoidance of doubt, a transaction shall not constitute a Change in Control Transaction if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions.

“Committee” means a committee described in Section 3.

“Common Stock” means the Company’s Class A common shares.

“Company” means Global Ship Lease, Inc. (formerly known as GSL Holdings, Inc.), a Marshall Islands corporation.

“Consultant” means an individual who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate, other than as an Employee, Director or Non-Employee Director. For clarity, the term “Consultant” also means those members of the board of directors of a Parent, Subsidiary or Affiliate that are not Employees.

“Continuing Directors” means, during any period of 24 months, individuals who, at the beginning of such period, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Director” means a member of the Board who is also an Employee.

“Disability” means that the Participant is classified as disabled under the long-term disability policy of the Company or, if no such policy applies, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

“Employee” means any individual who is a common-law employee of the Company, a Parent, a Subsidiary or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exercise Price” means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. “Exercise Price,” in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value in determining the amount payable upon exercise of such SAR.

“Fair Market Value” means the market price of a Share as determined in good faith by the Committee. Such determination shall be conclusive and binding on all persons. The Fair Market Value shall be determined by the following:

If the Shares are admitted to trading on any established national stock exchange or market system on the date in question, then the Fair Market Value shall be equal to the closing sales price for such Shares as quoted on such national exchange or system on such date; or

if the Shares are admitted to quotation on any established national stock quotation system or are regularly quoted by a recognized securities dealer but selling prices are not reported on the date in question, then the Fair Market Value shall be equal to the mean between the bid and asked prices of the Shares reported for such date.

In each case, the applicable price shall be the price reported in The Wall Street Journal or such other source as the Committee deems reliable; provided, however, that if there is no such reported price for the Shares for the date in question, then the Fair Market Value shall be equal to the price reported on the last preceding date for which such price exists. If neither (i) or (ii) are applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

“Fiscal Year” means the Company’s fiscal year.

“Key Service Provider” means an Employee, Director, Non-Employee Director or Consultant who has been selected by the Committee to receive an Award under the Plan.

(a) “Merger” means the consummation of the mergers contemplated under the Agreement and Plan of Merger, dated as of March 21, 2008, by and among Marathon Acquisition Corp., GSL Holdings, Inc., CMA CGM S.A. and the Company.

“Non-Employee Director” means a member of the Board who is not an Employee.

“Option” means a stock option granted under the Plan entitling the Optionee to purchase Shares.

“Optionee” means an individual, estate or other entity that holds an Option.

“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

“Participant” means an individual or estate or other entity that holds an Award.

“Plan” means this Global Ship Lease, Inc. 2015 Equity Incentive Plan as it may be amended from time to time.

“Re-Price” means that the Company has lowered or reduced the Exercise Price of outstanding Options and/or outstanding SARs for any Participant(s) in a manner described by Item 402(d)(2)(viii) of SEC Regulation S-K (or its successor provision).

“SAR Agreement” means the agreement described in Section 7 evidencing a Stock Appreciation Right.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Service” means service as an Employee, Director, Non-Employee Director or Consultant. A Participant’s Service does not terminate if he or she is an Employee and goes on a bona fide leave of absence that was approved by the Company in writing and the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable law. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. Further, unless otherwise determined by the Committee, a Participant’s Service will not terminate merely because of a change in the capacity in which the Participant provides service to the Company, a Parent, Subsidiary or Affiliate, or a transfer between entities (the Company or any Parent, Subsidiary, or Affiliate), provided that there is no interruption or other termination of Service.

“Share” means one share of Common Stock.

“Stock Appreciation Right” or “SAR” means a stock appreciation right awarded under the Plan.

“Stock Grant” means Shares awarded under the Plan.

“Stock Grant Agreement” means the agreement described in Section 8 evidencing a Stock Grant.

“Stock Option Agreement” means the agreement described in Section 6 evidencing an Option.

“Stock Unit” means a bookkeeping entry representing the equivalent of one Share awarded under the Plan.

“Stock Unit Agreement” means the agreement described in Section 9 evidencing a Stock Unit.

“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

“UK Stock Option Agreement” means the stock option agreement described in Addendum A.

ADMINISTRATION.

Committee Composition. The Board shall administer the Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Board may allocate all or any portion of its responsibilities and powers to a Committee consisting of any one or more of its members. Members of any such Committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

Notwithstanding the foregoing, the Board shall administer the Plan with respect to all Awards granted to Non-Employee Directors.

The Board and any Committee appointed to administer the plan is referred to herein as the “Committee”.

Authority of the Committee. Subject to the provisions of the Plan, the Committee shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

selecting Key Service Providers who are to receive Awards under the Plan;

determining the type, number, vesting requirements and other features and conditions of such Awards;

determining whether, to what extent, and under what circumstances Awards may be settled in or exercised in cash or Shares, other securities, other Awards, or other property;

subject to section 10 or section 11, amending any outstanding Awards;

accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

interpreting the Plan and any Award Agreement;

correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

adopting such rules or guidelines as it deems appropriate to implement the Plan;

making all other decisions relating to the operation of the Plan; and

adopting such plans or subplans as may be deemed necessary or appropriate to provide for the participation by employees of the Company, its Parent, Subsidiaries and Affiliates who reside outside of the U.S., which plans and/or subplans shall be attached hereto as Appendices.

The Committee’s determinations under the Plan shall be final and binding on all persons or entities, including, without limitation, the Company, any Affiliate, any Key Service Provider, any holder or beneficiary of any Award, and any stockholder of the Company.

Indemnification. To the maximum extent permitted by applicable law, each member of the Committee shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act (unless constituting fraud or a willful criminal act or omission) under the Plan or any Award Agreement (including attorneys’ fees), and (ii) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

GENERAL.

General Eligibility. Only Employees, Directors, Non-Employee Directors and Consultants shall be eligible to participate in the Plan.

Restrictions on Shares. Any Shares issued pursuant to an Award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of Shares generally and shall also comply to the extent necessary with applicable law. No fractional Shares shall be issued under this Plan.

Beneficiaries. Unless stated otherwise in an Award Agreement and then only to the extent permitted by applicable law, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant’s death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant’s death any vested Award(s) shall be transferred or distributed to the Participant’s estate in accordance with the laws of descent and distribution.

Performance Conditions. The Committee may, in its discretion, include performance conditions in an Award.

No Rights as a Stockholder. A Participant, or a transferee of a Participant, shall have no rights as a stockholder with respect to any Common Stock covered by an Award until such person has satisfied all of the terms and conditions to receive such Common Stock, has satisfied any applicable withholding or tax obligations relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

Termination of Service. Unless the applicable Award Agreement provides otherwise, the following rules shall govern the vesting, exercisability and term of outstanding Awards held by a Participant in the event of termination of such Participant’s Service: (i) upon termination of Service for any reason, all unvested portions of any outstanding Awards shall be immediately forfeited without consideration, the vested portions of any outstanding Stock Units shall be settled upon termination, and the vested portions of any Options and/or SARs shall remain exercisable for the period specified herein and (ii) if Service is terminated for Cause, then all unexercised Options and/or SARs (including any vested Options and/or SARs), unvested portions of Stock Units and unvested portions of Stock Grants shall terminate and be forfeited immediately without consideration. If Service is terminated for any reason other than for Cause, death or Disability, then the vested portion of a Participant’s then-outstanding Options and/or SARs may be exercised by such Participant or his or her personal guardian or legal representative (to the extent applicable) within 6 months after the date of such termination, and if Service is terminated due to death or Disability, the vested portion of his or her then-outstanding Options and/or SARs may be exercised within 12 months after the date of such termination (in each subject to the maximum term of the Option and/or SAR as applicable).

SHARES SUBJECT TO PLAN AND SHARE LIMITS.

Basic Limitation. The stock issuable under the Plan shall be authorized but unissued Shares or treasury shares. The aggregate number of Shares reserved for Awards under the Plan is 1,500,000 Shares, subject to adjustment pursuant to Section 10.

Additional Shares. If Awards are forfeited or are terminated for any reason before vesting or being exercised, then the Shares underlying such Awards shall again become available for Awards under the Plan. SARs and Stock Unit Agreements to be settled in Shares shall be counted in full against the number of Shares available for issuance under the Plan, regardless of the number of Shares issued upon settlement of the SARs and Stock Unit Agreements. If Awards are settled in cash, the Shares that would have been delivered had there been no cash settlement shall not be counted against the Shares available for issuance under the Plan.

Dividend Equivalents. Any dividend equivalents distributed under the Plan shall not reduce the number of Shares available for Awards.

Share Limits.

(i) Limits on Options. No Key Service Provider shall receive Options during any Fiscal Year covering in excess of 500,000 Shares, subject to adjustment pursuant to Section 10.

(ii) Limits on SARs. No Key Service Provider shall receive SARs during any Fiscal Year covering in excess of 500,000 Shares, subject to adjustment pursuant to Section 10.

(iii) Limits on Stock Grants and Stock Units. No Key Service Provider shall receive Stock Grants or Stock Units during any Fiscal Year covering, in the aggregate, in excess of 500,000 Shares, subject to adjustment pursuant to Section 10.

TERMS AND CONDITIONS OF OPTIONS.

Stock Option Agreement. Each Option granted under the Plan shall be evidenced and governed exclusively by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Committee deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option, which number is subject to adjustment in accordance with Section 10.

Exercise Price. Each Stock Option Agreement shall specify the Option’s Exercise Price which shall be established by the Committee and is subject to adjustment in accordance with Section 10. The Exercise Price of an Option shall not be less than 100% of the Fair Market Value on the date of grant.

Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable and may include performance conditions. The Stock Option Agreement shall also specify the maximum term of the Option; provided that the maximum term of an Option shall in no event exceed 10 years from the date of grant. A Stock Option Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability or other events. Notwithstanding any other provision of the Plan or the Stock Option Agreement, no Option can be exercised after the expiration date set forth in Section 4(f) of the Plan or otherwise provided in the applicable Stock Option Agreement.

Payment for Option Shares. The Exercise Price of an Option shall be paid in cash at the time of exercise, except as follows and if so provided for in the applicable Stock Option Agreement:

Surrender of Stock. Payment of all or any part of the Exercise Price may be made with Shares which have already been owned by the Optionee; provided that the Committee may, in its sole discretion, require that Shares tendered for payment be previously held by the Optionee for a minimum duration (e.g., to avoid financial accounting charges to the Company’s earnings).

Cashless Exercise. Payment of all or a part of the Exercise Price may be made through Cashless Exercise.

Other Forms of Payment. Payment may be made in any other form that is consistent with applicable laws, regulations and rules and approved by the Committee.

Modifications or Assumption of Options. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of an Option shall, without the consent of the Optionee, materially impair his or her rights or obligations under such Option and, unless there is approval by the Company stockholders, the Committee may not Re-Price outstanding Options.

Assignment or Transfer of Options. Except as otherwise provided in the applicable Stock Option Agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s stockholders), no Option shall be transferable by the Optionee other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable Stock Option Agreement, an Option may be exercised during the lifetime of the Optionee only or by the guardian or legal representative of the Optionee. No Option or interest therein may be assigned, pledged or hypothecated by the Optionee during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.

SAR Agreement. Each SAR granted under the Plan shall be evidenced by a SAR Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. A SAR Agreement may provide for a maximum limit on the amount of any payout notwithstanding the Fair Market Value on the date of exercise of the SAR. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Participant’s compensation.

Number of Shares. Each SAR Agreement shall specify the number of Shares to which the SAR pertains, which number is subject to adjustment in accordance with Section 10.

Exercise Price. Each SAR Agreement shall specify the Exercise Price, which is subject to adjustment in accordance with Section 10. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding. The Exercise Price of a SAR shall not be less than 100% of the Fair Market Value on the date of grant.

Exercisability and Term. Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable and may include performance conditions. The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed 10 years from the date of grant. A SAR Agreement may provide for accelerated exercisability in the event of the Participant’s death, Disability or other events. SARs may be awarded in combination with Options or Stock Grants, and such an Award shall provide that the SARs will not be exercisable unless the related Options or Stock Grants are forfeited. Notwithstanding any other provision of the Plan or the SAR Agreement, no SAR can be exercised after the expiration date set forth in Section 4(f) of the Plan or otherwise provided in the applicable SAR Agreement.

Exercise of SARs. If, on the date when a SAR expires, the Exercise Price under such SAR is less than the Fair Market Value on such date but any vested portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such vested portion. Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after Participant’s death) shall receive from the Company (i) Shares, (ii) cash or (iii) any combination of Shares and cash, as the Committee shall determine at the time of grant of the SAR, in its sole discretion. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price of the Shares.

Modification or Assumption of SARs. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding stock appreciation rights (including stock appreciation rights granted by another issuer) in return for the grant of new SARs for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of a SAR shall, without the consent of the Participant, materially impair his or her rights or obligations under such SAR and, unless there is approval by the Company stockholders, the Committee may not Re-Price outstanding SARs.

Assignment or Transfer of SARs. Except as otherwise provided in the applicable SAR Agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s stockholders), no SAR shall be transferable by the Participant other than by will or by the laws of descent and distribution or any similar laws in the applicable jurisdiction. Except as otherwise provided in the applicable SAR Agreement, a SAR may be exercised during the lifetime of the Participant only or by the guardian or legal representative of the Participant. No SAR or interest therein may be assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

TERMS AND CONDITIONS FOR STOCK GRANTS.

Time, Amount and Form of Awards. Awards under this Section 8 may be granted in the form of a Stock Grant. A Stock Grant may be awarded in combination with Options, and such an Award may provide that the Stock Grant will be forfeited in the event that the related Options are exercised.

Stock Grant Agreement. Each Stock Grant awarded under the Plan shall be evidenced and governed exclusively by a Stock Grant Agreement between the Participant and the Company. Each Stock Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Committee deems appropriate for inclusion in the applicable Stock Grant Agreement. The provisions of the Stock Grant Agreements entered into under the Plan need not be identical.

Payment for Stock Grants. Stock Grants may be issued with or without cash consideration under the Plan.

Vesting Conditions. Each Stock Grant may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Grant Agreement which may include performance conditions. A Stock Grant Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, or other events.

Assignment or Transfer of Stock Grants. Except as otherwise provided in the applicable Stock Grant Agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s stockholders), no unvested Stock Grant shall be transferable other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable Stock Grant Agreement, no unvested Stock Grant or interest therein may be anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor’s process, whether voluntarily, involuntarily or by operation of law. Any act in violation of this Section 8(e) shall be void.

Voting and Dividend Rights. The holder of a Stock Grant awarded under the Plan may, as set out in the applicable Stock Grant Agreement, have the same voting, dividend and other rights as the Company’s other holders of Common Stock. A Stock Grant Agreement, however, may require that the holder of such Stock Grant invest any cash dividends received in additional Shares subject to the Stock Grant. Such additional Shares and any Shares received as a dividend pursuant to the Stock Grant shall be subject to the same conditions and restrictions as the Stock Grant with respect to which the dividends were paid, provided that no dividends or dividend equivalent shall be payable in respect of any Shares subject to a Stock Grant which do not vest and/or are forfeited. Such additional Shares subject to the Stock Grant shall not reduce the number of Shares available for issuance under Section 5.

Modification or Assumption of Stock Grants. Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Grants or may accept the cancellation of outstanding stock grants (including stock granted by another issuer) in return for the grant of new Stock Grants for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Grant shall, without the consent of the Participant, materially impair his or her rights or obligations under such Stock Grant.

TERMS AND CONDITIONS OF STOCK UNITS.

Stock Unit Agreement. Each Stock Unit granted under the Plan shall be evidenced by a Stock Unit Agreement between the Participant and the Company. Such Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Stock Unit Agreements entered into under the Plan need not be identical. Stock Units may be granted in consideration of a reduction in the Participant’s other compensation.

Number of Shares. Each Stock Unit Agreement shall specify the number of Shares to which the Stock Unit pertains, which number is subject to adjustment in accordance with Section 10.

Payment for Awards. To the extent that an Award is granted in the form of Stock Units, no cash consideration shall be required of the Award recipients.

Vesting Conditions. Each Stock Unit may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Unit Agreement which may include performance conditions. A Stock Unit Agreement may provide for accelerated vesting in the event of the Participant’s death, Disability, or other events.

Form and Time of Settlement of Stock Units. Settlement of vested Stock Units may be made in the form of (i) cash, (ii) Shares or (iii) any combination of both, as determined by the Committee at the time of the grant of the Stock Units, in its sole discretion. Methods of converting Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. Vested Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when the vesting conditions applicable to the Stock Units have been satisfied or have lapsed, or it may be deferred, in accordance with applicable law, to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents.

Voting and Dividend Rights. The holders of Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Stock Unit awarded under the Plan may, at the Committee’s discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Stock Unit is outstanding. Dividend equivalents may be converted into additional Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both; provided that no dividends or dividend equivalent shall be payable in respect of any Stock Unit which does not vest and/or is forfeited. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions as the Stock Units to which they attach.

Creditors’ Rights. A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Stock Unit Agreement.

Modification or Assumption of Stock Units. Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Units or may accept the cancellation of outstanding stock units (including stock units granted by another issuer) in return for the grant of new Stock Units for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Unit shall, without the consent of the Participant, materially impair his or her rights or obligations under such Stock Unit.

Assignment or Transfer of Stock Units. Except as provided in the applicable Stock Unit Agreement and then only to the extent such transfer is otherwise permitted by applicable law and is not a transfer for value (unless such transfer for value is approved in advance by the Company’s stockholders), Stock Units shall not be transferable other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable Stock Unit Agreement, no Stock Unit or interest therein may be anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor’s process, whether voluntarily, involuntarily or by operation of law. Any act in violation of this Section 9(i) shall be void.

PROTECTION AGAINST DILUTION.

Adjustments. In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a combination or consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off or a similar occurrence, such that an adjustment is determined by the Committee, in its sole discretion, to be necessary or appropriate, then the Committee shall make any such adjustments to any term of an Award in such manner as it may deem equitable, including an adjustment in one or more of:

the number of Shares and the kind of shares or securities available for future Awards under Section 5;

the limits on Awards specified in Section 5;

the number of Shares and the kind of shares or securities covered by each outstanding Award; or

the Exercise Price under each outstanding SAR or Option;

provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any such adjustment shall be conclusive and binding for all purposes.

Participant Rights. Except as provided in this Section 10, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class. If by reason of an adjustment pursuant to this Section 10 a Participant’s Award covers additional or different shares of stock or securities, then such additional or different shares and the Award in respect thereof shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares subject to the Award prior to such adjustment.

Fractional Shares. Any adjustment of Shares pursuant to this Section 10 shall be rounded down to the nearest whole number of Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.

EFFECT OF A CHANGE IN CONTROL.

Change in Control. In the event that the Company is a party to a Change in Control Transaction, outstanding Awards shall be subject to the applicable transaction agreement. Such agreement may provide, without limitation, for the assumption of outstanding Awards by the surviving corporation or its parent, for their continuation by the Company (if the Company is a surviving corporation), for accelerated vesting or for their cancellation with or without consideration, in all cases without the consent of the Participant.

Acceleration. Notwithstanding the foregoing, the Committee may determine, at the time of grant of an Award or thereafter, that such Award shall become vested and exercisable, in full or in part, in the event that the Company is a party to a Change in Control Transaction.

Dissolution. To the extent not previously exercised or settled, Options, SARs and Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

LIMITATIONS ON RIGHTS.

Participant Rights. A Participant’s rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant’s normal or expected compensation, and in no way represents any portion of a Participant’s salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent, a Subsidiary or an Affiliate. The Company and its Parent, Subsidiaries and Affiliates reserve the right to terminate the Service of any person at any time, and for any reason, subject to applicable laws, the Company’s Articles of Incorporation and Bylaws and any applicable written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award.

Stockholders’ Rights. Except as provided in Sections 8(f) and 9(f), a Participant shall have no dividend rights, voting rights or other rights as a stockholder with respect to any Shares covered by his or her Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Sections 9(f) and 10.

Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

TAXES.

General. A Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding or tax obligations that arise in connection with his or her Award. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

Share Withholding. The Committee may permit a Participant to satisfy all or part of his or her withholding or tax obligations by (i) Cashless Exercise, (ii) having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or (iii) surrendering all or a portion of any Shares that he or she previously acquired (the Company may, in its discretion, require that Shares withheld or previously owned Shares that are tendered shall not exceed the amount necessary to satisfy the Company’s tax withholding obligations at the minimum statutory withholding rates unless the previously owned Shares have been held for the minimum duration necessary to avoid financial accounting charges under applicable accounting guidance). Any payment of taxes by assigning Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the SEC.

DURATION AND AMENDMENTS.

Term of the Plan. The Plan shall become effective upon its approval by the Company’s stockholders. The Plan shall terminate on the 10th anniversary of the Effective Date and may be terminated on any earlier date pursuant to this Section 14.

Right to Amend or Terminate the Plan. The Board may amend or terminate the Plan at any time and for any reason. Any such termination of the Plan, or any amendment thereof, shall not impair any Award previously granted under the Plan. No Awards shall be granted under the Plan after the Plan’s termination. An amendment of the Plan shall be subject to the approval of the Company’s stockholders only to the extent such approval is required by applicable laws, regulations or rules or the applicable rules of any other securities exchange or inter-dealer quotation system on which the Company’s securities are listed or quoted.

ADDENDUM A

GLOBAL SHIP LEASE, INC.

EQUITY INCENTIVE PLAN

(U.K. Participants)

In addition to the other terms and conditions of the Plan, the terms set forth in this Addendum A shall apply to Awards issued to Participants that are U.K. taxpayers. All capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Plan.

1. UK Qualifying Share Scheme.

(a) The Company may grant Options (“Qualifying Options”) pursuant to any qualifying form of share scheme deemed appropriate by the Company, which meets the requirements of Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 and has been notified and confirmed as qualifying to HM Revenue & Customs, a “company share option plan” or “CSOP”.

(b) The terms of the Plan shall apply subject to the terms of the UK Stock Option Agreement (together referred to as the “UK Plan”).

(c) Options may only be granted under such qualifying CSOP to a full-time director or Employee of the Company or a Subsidiary who is required to devote not less than 25 hours per week (excluding meal breaks) to their duties.

(d) In relation to Shares which are the subject to an Option granted under any such qualifying CSOP, “Fair Market Value” shall mean as at any date, the value of a Share on the stock exchange that is determined by the Committee to be the primary market for the Common Stock at such date, and shall be determined as follows:

(i)	if the Shares are traded over the counter or listed with NASDAQ or otherwise not listed on the London Stock Exchange or the New York Stock Exchange on the date in question, then the Fair Market Value is determined in accordance with the provisions of Part VIII of the Taxation of Chargeable Gains Act 1992 as agreed upon for purposes of the UK Plan with HM Revenue & Customs Shares Valuation Office on or before that date; or

(ii)	if the Shares are listed on the New York Stock Exchange, then the Fair Market Value on the date in question is the closing selling price for the Common Stock as such price is officially quoted in the composite tape of transactions on the exchange for the date in question; provided, however, that if there is no such reported price for the Common Stock for the date in question, then such price on the last preceding date for which such price exists shall be determinative of Fair Market Value.

(e) In relation to such qualifying CSOP, an adjustment may be made pursuant to Section 10 (Protection Against Dilution) only where such adjustment does not prevent the Company from confirming to HM Revenue & Customs that the CSOP remains qualifying under Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 and any such adjustment shall in no event affect the class of Shares subject to a Qualifying Option.

(f) Shares acquired pursuant to an Qualifying Option shall not be subject to any restrictions other than those attaching to all shares of the same class or otherwise as permitted by paragraph 16-20, inclusive, of Schedule 4 and Section 4(b) shall not apply in relation to any such Shares.

(g) Section 4(e) (No Rights as a Stockholder) shall not apply in relation to any Qualifying Option.

Whenever possible, the determination of Fair Market Value by the Committee should be based on the prices reported in the Western Edition of The Wall Street Journal. Such determination shall be conclusive and binding on all persons.

The Fair Market Value of a Share shall be converted from U.S. Dollars into Pounds Sterling at the rate of exchange determined by the Committee in accordance with the exchange rates published by the online exchange rate service www.exchangerate.com or a similar service, applicable to the date in question.

2. Transfer of Employer’s NICs. Subject to the applicable Award Agreement, where the Company determines that the exercise, assignment, release of, or other dealing with, an Award may give rise to an obligation on the part of the Company or any Subsidiary to account for National Insurance Contributions the Participant shall, promptly on request of the Company, execute such form of joint election as shall have been approved by HM Revenue & Customs so as to transfer the entire liability for all such National Insurance Contributions to the Participant. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such transferred obligations are satisfied in full.

3. PAYE. For the avoidance of doubt, it is acknowledged by the Participant that references in the Plan to “withholding tax” shall include amounts required to be accounted for by the Company or any Subsidiary under the Pay As You Earn income tax rules whether or not such amounts are capable of being withheld or deducted from amounts due to the Participant.

4. Restricted Shares. The Participant and the Company can agree on or before the date of acquisition of Shares to enter into a joint election under sections 431(1) and 431(2) in respect of Shares acquired under the Plan where those Shares are restricted shares as provided for in Chapter 2 of Part 7 ITEPA 2003. By agreeing to enter into a joint election, the Participant shall agree to pay to the Company or the Employer any amount of personal tax-related items that the Company or the Employer may be required to withhold as a result of entering into such election.

5. General. The Company may, in its sole discretion, exclude the operation of Section 4 (General) so that after a Participant’s death any vested Award(s) shall be transferred or distributed to the Participant’s estate in accordance with the laws of descent and distribution.

ADDENDUM B

GLOBAL SHIP LEASE, INC.

EQUITY INCENTIVE PLAN

(U.S. Participants)

In addition to the other terms and conditions of the Plan, the terms set forth in this Addendum B shall apply to Awards issued to Participants that are U.S. taxpayers. All capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Plan.

1. Definitions.

(a) “Code” means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(b) “Incentive Stock Option” or “ISO” means an incentive stock option described in Code Section 422.

(c) “Nonstatutory Stock Option” or “NSO” means a stock option that is not an ISO.

(d) “Service” shall have the meaning given in the Plan, however, for purposes of determining whether an Option is entitled to continuing ISO status, an Employee’s Service will be treated as terminating 90 days after such Employee went on leave, unless such Employee’s right to return to active work is guaranteed by law or by a contract.

(e) “10-Percent Stockholder” means an individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Code Section 424(d) shall be applied.

2. Incentive Stock Options. Only Key Service Providers who are Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Key Service Provider who is a 10-Percent Stockholder shall not be eligible for the grant of an ISO unless the requirements set forth in Code Section 422(c)(5) are satisfied.

3. Share Limits. The aggregate maximum number of Shares that may be issued in connection with ISOs shall be 750,000 Shares, subject to adjustment pursuant to Section 10 of the Plan.

4. Terms and Conditions of Options and SARs.

(a) The Stock Option Agreement shall specify whether the Option is an ISO or an NSO.

(b) The Exercise Price of an Option shall not be less than 110% of the Fair Market Value for an ISO granted to a 10-Percent Stockholder on the date of grant.

(c) In the case of an ISO granted under the Plan, except to the extent permitted by applicable law, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. In the case of an NSO granted under the Plan, the Committee may, in its discretion at any time, accept payment in any form(s) described in Section 6(e) of the Plan.

(d) A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or at any subsequent time, but not later than six months before the expiration of such NSO.

5. 409A of the Code.

(a) General. Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of this Plan comply with Section 409A of the Code, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

(b) Specified Employees. Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code and which would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” or, if earlier, the Participant’s date of death. Following any applicable six month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(c) Deferral of Payments. Unless otherwise provided by the Committee in an Award agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder.